Filed by Rusoro Mining Ltd.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Gold Reserve Inc.

Commission File Number: 333-156117

Date: January 14, 2009

Suite 2164 – 1055 Dunsmuir Street, Four Bentall Centre

Vancouver, BC V7X 1B1

Tel:  604-632-4044    Fax:  604-632-4045 Toll Free 1 800-668-0091

Website: www.rusoro.com                email: info@rusoro.com

Rusoro Reports Record Gold Production and

Record Low Cash Costs for Q4 2008

Further Government Approvals Received - Rusoro Advances Environmental Permit to Mine at Increible 6

January 14, 2009	Trading Symbol (TSX-V): RML

Vancouver, Canada – Rusoro Mining Ltd. (TSX-V:RML) (“Rusoro” or the “Company”) is pleased to report that it has reached record quarterly gold production (38,868 ounces) in Q4 2008 and record low cash costs (US$358 per ounce) for the same period at the Choco 10 operations which the Company acquired as of November 30, 2007.  In addition, the Company is delighted to confirm that the Ministry of Basic Industries and Mining (MIBAM) has approved the technical, financial, and environmental study for the Company’s Increible 6 Gold Project.  This approval is a further step in implementing the Company’s strategy where it expects to expand the Choco 10 operations by processing ore from the Increible 6 deposit at the Choco 10 mill, which are 6 km away from each other.

Rusoro’s December monthly results cap a record quarter at the Company’s Choco 10 operations.  December was the third consecutive month in which the Choco 10 mill achieved record gold production at historically low cash costs.  The mill processes ore from the Company’s Choco 10 and Isidora mines located near the town of El Callao in Bolivar State, Venezuela.  Recent production highlights and related (unaudited) costs include:

•                  Record Quarterly Operations in Q4 2008. In Q4 2008, the Choco 10 mill produced 38,868 ounces of gold at a cost of US$358 per ounce marking the best quarter in the history of the Choco 10 mill.  This also marks the first full quarter of positive cash flow from operations at the Choco 10 mill.

•                  Record December Monthly Production.  The Choco 10 mill produced 14,261 ounces of gold in December 2008.  This marks the third consecutive month of record gold production and can be attributed to high volumes of ore processed from the Choco 10 mine which produced 9,234 ounces of gold with the other 5,027 ounces of gold coming from ore processed from the near-by

Isidora gold mine.

•                  Record December Monthly Cash Costs.  Cash costs at the Choco 10 mill were a record low for December at US$347 per ounce of gold.  The vast improvement is the culmination of a number of initiatives which include improvements made to the haulage fleet availabilities, mill availabilities, modifications made to the primary mine haulage contract and optimization of the mine plan.

•                  Rusoro Advances Environmental Permit for Increible 6 Deposit.  This is Rusoro’s second major mining related approval as the Company has now been approved to move forward on its second new mining operation in less than a year.  Ore from the Company’s Increible 6 deposit is expected to be processed at the Choco 10 mill commencing in Q4 2009.

Rusoro’s President, George Salamis noted, “Our stated goal was to be cash positive at the Choco 10 mill in 2008 and to do that for the full quarter at year end is both exciting and a tribute to Rusoro’s operations team whose diligence has resulted in the operations reaching these milestones. To have achieved these results is a testament to the Company’s ability to successfully consolidate gold assets in Venezuela and successfully turn them around by increasing efficiency and dealing with issues that plagued the operations under previous management.  We will continue with a number of initiatives that are on-going and the Company believes that it can maintain and even further reduce some operational cash costs at the mines.”

Rusoro CEO, Andre Agapov stated, “We are delighted with both our operational results and with the receipt of the Increible 6 approval.  With the Choco 10 mill reaching these operational milestones and our plan to bring the Increible 6 and San Rafael / El Placer mines on-stream over the next year we intend to continue to execute our production growth strategy to the benefit of our shareholders.”

Increible 6 Permits

The Company is pleased to report that MIBAM has approved the study on the technical, financial, and environmental merits for the Company’s Increible 6 Gold Project.  The approval for the Certificate of Exploitation was published in Venezuela’s Official Gazette on December 23, 2008.  The Exploitation Certificate is expected by the Company prior to January 23, 2009 at which time the application will be made for the Permit to Affect Natural Resources.   The permitting process remains on track for production from Increible 6 in 2009.   Rusoro’s 100% owned Increible 6 gold mine is located 6 km from the Choco 10 mill.  It is the Company’s intention to process ore from Increible 6 at the Choco mill commercially in mid to late 2009. The Increible 6 mine is host to 1,587,000 ounces indicated (23.5 Mt @ 2.11g/t Au) and 1,100,000 ounces inferred (17.5 Mt @ 1.95g/t Au) (see News Release – Nov. 15, 2007), which Rusoro has advanced through discovery, delineation and now development.  Increible 6, along with Choco 10, is currently the subject of a scoping study (PEA), looking at production expansion alternatives for the future.

This marks the second time in the last year that Rusoro successfully advanced the permitting process for a new mining operation.  Rusoro announced the receipt of its permit for the development of its 100% owned SREP ore body in January 2008.

Q4 : Mining and Milling

Total ore processed at the Choco 10 mill in Q4 was 600,774 tonnes. The total gold produced at the mill was 38,868 ounces during Q4.  This is a record amount of gold poured in any quarter at the Choco 10 mill.  Of the 38,868 ounces produced for the quarter, 11,903 ounces were produced from Isidora gold ore processed at the Choco 10 mill and 26,965 ounces came from the Choco 10 mine.  Significant ore development has now been completed at the Isidora mine which the Company believes will allow it to sustain Isidora’s current production levels moving forward.  Additionally, the Company will continue to optimize efficiency and conduct exploration for the purpose of converting gold resources to minable reserves at Isidora.

For Q4 2008, the operational cash costs (unaudited) at the Choco 10 mill for the combined gold produced from the Choco 10 and Isidora mines was US$358 per ounce.

Bid for Gold Reserve

Rusoro commenced a take-over bid (the “Bid”) for 100% of the shares of Gold Reserve Inc. (“Gold Reserve”) on December 15, 2008.  It offers Gold Reserve shareholders 3 Rusoro shares for each Gold Reserve share held, and Gold Reserve shareholders are free to tender their shares to the Bid at any time prior to the Bid expiry time of midnight at the end of January 21, 2009.

Based on the closing price of Rusoro shares on January 13, 2009 on the TSX Venture Exchange, the Bid on that date represented a value to Gold Reserve shareholders of C$1.80 per Gold Reserve share.

On January 5, 2009, Rusoro issued a press release confirming, among other things, that its technical consultants had worked diligently in preparing the Bid.  Rusoro is pleased to confirm that the involvement of its technical consultants (Micon International and Scott Wilson Roscoe Postle, the “Rusoro Technical Consultants”) with the Bid was limited to the provision of signed consent letters by the Qualified Persons who prepared independent Technical Reports on behalf of Rusoro under the requirements of National Instrument 43-101 of the Canadian securities regulatory authorities and in connection with Rusoro’s Offer and Circular and Annual Information Form and the provision of consents required by the U.S. Securities and Exchange Commission in connection with Rusoro’s Form F-10 registration statement.  These consents are a matter of public record and can be reviewed under the Gold Reserve public filing record with both the Canadian and U.S. securities regulatory authorities at www.SEDAR.com and www.sec.gov, respectively.  Rusoro has not requested any advice or information regarding Gold Reserve from the Rusoro Technical Consultants and the Rusoro Technical Consultants have not provided any advice or confidential information relating to Gold Reserve to Rusoro, or vice versa.

Qualified Person:  Mr. Gregory Smith, P.Geo, the Vice-President Exploration of the Company, is the Qualified Person as defined by National Instrument 43-101, and is responsible for the accuracy of the scientific and technical aspects of this news release.

About Rusoro Mining

Rusoro is a junior gold producer with a large land position in the prolific Bolivar State region of Venezuela.  The Company operates the Choco 10 and Isidora Mines, processing the ore through the Choco 10 mill facility near the town of El Callao.  The Company produced over 100,000 ounces of gold in 2008 and is on schedule to have two additional mines (Increible 6 and SREP) in production by Q4 2009 and Q1 2010, respectively.

ON BEHALF OF THE BOARD

 “George Salamis”

President

*   *   *   *   *   *   *   *

For further information, please contact:

George Salamis, President	Ross Gatensbury, Investor Relations
Tel: +1 604 632 4044	Tel: +1 604 632 4044
Email: gsalamis@rusoro.com	Email: gates@rusoro.com

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release, the Take-Over Bid and Circular, including the schedules attached therein, the pro forma consolidated financial statements of the Company, and some of the material incorporated by reference into the Circular, contain certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to as ‘‘forward-looking statements’’).  Forward-looking statements include possible events, statements with respect to possible events, the proposed transaction, related litigation, the business, operations and financial performance and condition of each of Rusoro and Gold Reserve and the proposed combined company, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance coverage.  The words ‘‘plans,’’ ‘‘expects,’’ ‘‘is expected,’’ ‘‘scheduled,’’ ‘‘estimates,’’ ‘‘forecasts,’’ ‘‘intends,’’ ‘‘anticipates,’’ or ‘‘believes,’’ or variations of such words and phrases or statements that certain actions, events or results ‘‘may,’’ ‘‘could,’’ ‘‘would,’’ ‘‘might,’’ or ‘‘will be taken,’’ ‘‘occur’’ and similar expressions identify forward looking statements.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Rusoro as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could cause actual results or events to differ materially from those projected in the forward-looking statements.  The estimates and assumptions of Rusoro contained or incorporated by reference in the Circular which may prove to be incorrect, include, but are not limited to, (1) that Rusoro will be successful in acquiring 100% of the outstanding Gold Reserve Equity, (2) that all required third party regulatory and governmental approvals to the Take-Over Bid will be obtained and all other conditions to completion of the transactions will be satisfied or waived, (3) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (4) permitting, development, expansion and power supply proceeding on a basis consistent with Rusoro’s current expectations; (5) permitting and development proceeding on a basis consistent with Rusoro’s current expectations; (6) the exchange rate between the Canadian dollar, the Venezuelan Bolivar and the U.S. dollar being approximately consistent with current levels; (7) certain price assumptions for gold; (8) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (9) production forecasts meeting expectations; (10) the accuracy of Rusoro’s current mineral reserve and mineral resource estimates; and (11) labour and materials costs increasing on a basis consistent with Rusoro’s current expectations.

Known and unknown factors could cause actual results or events to differ materially from those projected in the forward-looking statements.  Such factors include, but are not limited to, risks related to litigation; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; disruption to the credit markets and delays in obtaining financing; inflationary pressures; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Venezuela or other countries in which Rusoro does or may carry on business; business opportunities that may be presented to, or pursued by Rusoro, Rusoro’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; actual results of exploration activities; the possibility of cost overruns or unanticipated expenses; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining and renewing necessary licenses and permits; the impact of Venezuelan law on Rusoro’s operations; diminishing quantities or grades of reserves; adverse changes in our credit rating; contests over title to properties, particularly title to undeveloped properties; and the occurrence of natural disasters, hostilities, acts of war or terrorism.  In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).  The following factors, amongst others, related to the business combination of Rusoro and Gold Reserve could cause actual results to differ materially from forward-looking statements, including those contained in the Circular: the Rusoro shares issued in connection with the Take-Over Bid may have a market value lower than expected; the business of Rusoro and Gold Reserve may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefits from the combination of Rusoro and Gold Reserve may not be fully realized or not realized within the expected time frame.  All of the forward-looking statements made in the Circular are qualified by these cautionary statements and those made in the Circular itself.  These factors are not intended to represent a complete list of the factors that could affect Rusoro and the combination of Rusoro and Gold Reserve.  Additional factors are noted elsewhere in the Circular and in the documents incorporated by reference therein.  Although Rusoro has attempted to identify important factors that could cause actual results or events to differ materially from those described in forward-looking statements, there may be other factors that could cause results or events not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, undue reliance should not be placed on forward-looking statements.  Rusoro undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information or future events or otherwise, except as may be required in connection with a material change in the information disclosed in the Circular or as otherwise required by law.

MORE INFORMATION AND WHERE TO FIND IT:

This press release does not constitute an offer to buy or an invitation to sell, any of the securities of Rusoro or Gold Reserve. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) and an offer to purchase and circular filed with Canadian securities regulatory authorities.  Rusoro has filed with the SEC a Registration Statement on Form F-10, a Tender Offer Statement on Schedule TO and other documents and information, and has mailed an Offer and Circular (which is filed as an exhibit to the Registration Statement and Tender Offer Statement) to Gold Reserve shareholders and equity unitholders (collectively, the “Equityholders”) concerning the Offer and the proposed combination of Rusoro and Gold Reserve. GOLD RESERVE EQUITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE TENDER OFFER STATEMENT AND OFFER AND CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and Gold Reserve Equityholders may obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Rusoro are available free of charge from Rusoro. You should direct requests for documents to the Corporate Secretary, Rusoro Mining Ltd., Suite 2164, 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1B1, telephone (604) 632-4044.